Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For May 15, 2007

TECHNIP
(Exact name of registrant as specified in its charter)

6-8 allée de l’Arche
92973 Paris La Défense Cedex, France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82__________

PRESS RELEASE Paris, May 15, 2007

FIRST QUARTER 2007 RESULTS
Operating income from recurring activities: + 237%
Operating margin ratio from recurring activities: 6.1%
Earnings per share: + 103%

Euros in Millions	First Quarter
(except EPS and E/ADS)
	2007	2006	Change

Revenues	1,774.7	1,574.4	+ 12.7%
Operating Income from	107.9	32.0	+ 237.2%
Recurring Activities
Net Income	68.1	25.3	+ 169.2%
EPS on a Diluted Basis (€)	0.65	0.32	+ 103.1%
E/ADS on a Diluted Basis ($)	0.87	0.43	+ 103.1%

On May 14 2007, Technip’s Board of Directors approved the non-audited first quarter 2007 consolidated accounts.

Thierry Pilenko, Chairman and CEO, commented: “First quarter 2007 results show noticeable improvement compared to the same period a year ago. Revenues growth, close to 13%, came mainly from the Onshore-Downstream and the SURF business segments, while Group operating income from recurring activities more than tripled, rising the associated margin above 6% of the consolidated revenues. Compared to fourth quarter 2006, the Onshore-Downstream operating margin ratio was stable and the SURF operating margin ratio, excluding any capital gain, continued to improve.

Commercial outlook remains strong, with major projects expected in 2007 and 2008, even though the awards of some large-scale projects, notably in Africa, have been slightly delayed. Despite the increase in overall project costs, our clients continue to invest and numerous new projects, of all sizes, are in preparation worldwide. This strong demand, which should remain sustained, is fuelled by the need to increase production capacities both onshore and offshore as well as in refining and petrochemicals. Technip is particularly well positioned in all these markets, thanks to its assets and above all, its highly-skilled teams adequately located throughout the world.

The Group’s priorities are the improvement of profitability, the execution of ongoing projects with special attention to construction and the anticipation of risks related to future projects. In the coming months, the elements of our strategy will be tuned, with a clear objective of profitable growth.”

I. OPERATIONAL HIGHLIGHTS

A. ORDER INTAKE

During first quarter of 2007, Technip’s order intake reached EUR 1,481.3 million compared to EUR 1,824.7 million in the first quarter 2006. Listed below are the main contracts that came into force in the first quarter of 2007 along with their approximate value (Group share) if publicly disclosed:

  a contract with Abu Dhabi Gas Liquefaction Limited for gas compression plants and associated facilities to be located at Das Island, United Arab Emirates (USD 610 million),

  a SURF(1) contract with Petrobras for the Roncador field development, offshore Brazil (approximately USD 150 million),

  a SURF contract with BHP Billiton for the Shenzi field, Gulf of Mexico,

  a SURF contract with Shell for the Ursa and Princess fields, Gulf of Mexico,

  a SURF contract, as a partner in the Asia Pacific Technip-Subsea 7 Joint Venture, with New Zealand Overseas Petroleum Limited for the Tui field development, offshore New Zealand,

  a lump sum project management contract with PKN Orlen for a hydrogen plant to be located at their Plock refinery, Poland,

  a contract with a subsidiary of PTT the national petroleum company of Thailand, for basic and detailed engineering of four generic wellhead platforms with associated subsea pipelines and tie-ins, for the Arthit gas field in the Gulf of Thailand, a contract with Silicium de Provence for preliminary studies pertaining to a polycrystalline silicon production plant dedicated to photovoltaic applications in Saint-Auban, France, and a contract with Petrobras for a new four year charter of the Sunrise 2000 flexible pipe lay vessel operating offshore Brazil (approximately USD 200 million).

At March 31st, 2007, the Group backlog amounted to EUR 9,878.5 million, compared to EUR 10,272.8 million at the end of 2006. The breakdown of the backlog by business segment, at March 31 st, 2007, is as follows:

-	SURF	25.1%	(2)
-	Offshore-Facilities	6.3%
-	Onshore-Downstream	66.7%
-	Industries	1.9%

_________________________________________
(1) SURF: Subsea Umbilicals, Risers and Flowlines
(2) Concerning long term frame agreement for offshore inspection repair and maintenance, Technip books in its backlog the estimated expected value of these activities for the current year only.

B. PROJECTS, RESOURCES AND ASSETS

1) Projects

In the SURF business segment, ongoing projects are progressing in a satisfactory manner. On Agbami project, flexible pipes and umbilicals manufacturing is progressing according to the project schedule; the first offshore installation campaign is forecast during the second quarter 2007.

In the Offshore Facilities business segment, the first quarter 2007 was characterized by a high level of activity related to our Spar technology. The Tahiti Spar hull is currently being shipped to the Gulf of Mexico, while engineering and procurement for the Perdido Spar are ongoing. As for the Akpo FPSO in Nigeria, after hull completion, construction of the topsides in Korea and the flare structure in Nigeria are progressing as planned. The Qatargas II Offshore facilities are under construction at the NPCC yard in Abu Dhabi.

In the Onshore-Downstream business segment, several projects are under construction. On the Nigerian Bonny Island LNG (Liquefied Natural Gas) Train 6 and the Freeport receiving terminal (USA) projects construction is progressing as planned. In Qatar and Yemen, 54,000 workers are currently mobilized for the construction works for the LNG plants. In Vietnam, prefabrication of the Dung Quat refinery piping modules has started while the first equipments are being delivered on site. On the Canadian Horizon Oil Sand Coker project, modules fabrication is completed at Edmonton and construction of the plant is ongoing. Many large-scale project opportunities continue to develop despite a very strained construction market worldwide.

In the Industries business segment, projects are progressing satisfactorily.

2) Resources

  Projects to increase the Group’s flexible pipe production plant capacity by 50% and 20% respectively in Vitoria, Brazil, and Le Trait, France, are progressing as per schedule. These additional manufacturing capacities will be available at the end of first half 2007.

  Concerning the fleet expansion, the Seamec Princess will be operational as forecast at the beginning of second half of 2007 while the delivery of Skandi Achiever, to be chartered by Technip for 8 years, is still expected for the second half 2007. The new diving support vessel 50% owned by Technip, will be delivered in 2008 as scheduled. Technical specifications for the new pipelay vessel have been finalized and requests for quotation have been submitted to construction yards.

3) Asset Disposals

As announced in the 2006 Full Year results press release dated February 22nd, 2007, the Group sold the Remotely Operated Vehicle (ROV) manufacturing activity, which was managed by two Technip affiliates, Perry Slingsby Ltd (PSSL) and Perry Slingsby Inc (PSSI) during the first quarter 2007. This transaction generated a pre-tax income from sale of activities of EUR 14.6 million or EUR 7.4 million post tax; the pre-tax profit is included in the SURF business segment operating income, accounted as an income from sale of activities in compliance with IFRS.

During the first quarter of 2006, the Group sold the assets of its US-based affiliate, Gulf Marine Fabricators (GMF). The income from sale of activities generated by this transaction amounted pre-tax to EUR 22.0 million which was included in the Offshore Facilities business segment 2006 first quarter operating income.

II. FINANCIALS RESULTS

1) Revenues

At EUR 1,774.7 million, first quarter 2007 Group revenues were up 12.7% compared to the first quarter 2006.

  SURF revenues came to EUR 576.3 million, up 16.8% compared to the first quarter 2006, generated by the Agbami (Nigeria), PDET (Brazil) and Stybarrow (Oceania) projects, among others.

  Offshore Facilities revenues were EUR 222.8 million, down 24.0% compared to the same period one year ago. The main contributors were the Akpo FPSO (Nigeria) and the Tahiti and Perdido Spar projects (Gulf of Mexico).

  Onshore-Downstream revenues were EUR 924.9 million, up 25.1% compared to EUR 739.1 million during the first quarter 2006. Main contributors were the four LNG projects in Qatar and Yemen, the three large ethylene steam-cracker projects in Qatar, Kuwait and Saudi Arabia, the Horizon heavy oil project in Canada as well as the Dung Quat refinery in Vietnam.

  In the Industries segment, first quarter 2007 revenues were EUR 50.7 million.

2) Operating Income from recurring activities

Group operating income from recurring activities reached EUR 107.9 million, up 237.2% compared to the first quarter 2006. The margin ratio associated with operating income from recurring activities was 6.1%, showing an increase of 410 basis points compared to the 2.0% level recorded in the first quarter 2006. Operating income from recurring activities excludes income from the sale of activities managed by PSSL and PSSI in the SURF segment and GMF in the Offshore Facilities segment during first quarters 2007 and 2006 respectively.

  SURF operating income from recurring activities was EUR 66.2 million during the first quarter 2007, up 65.5% compared to the same period a year ago. The associated margin ratio reached 11.5%, compared to 8.1% in the first quarter of 2006.

  Offshore Facilities operating income from recurring activities was EUR 11.7 million, compared to the EUR 10.6 million loss in the first quarter 2006. The associated margin ratio was 5.3% in 2007 compared to a negative margin of 3.6% one year earlier.

  Onshore-Downstream operating income from recurring activities for the first quarter 2007 was EUR 29.3 million, compared to EUR 1.2 million during the first quarter 2006. The associated margin ratio stood at 3.2% compared to 0.2% a year ago.

  In the Industries business segment, the operating income from recurring activities was EUR 2.6 million, up 4.0% from the first quarter 2006 (EUR 2.5 million). The associated margin ratio was stable at 5.1%.

3) Income from the sale of activities

During first quarter 2007, income from the sale of activities, amounted to EUR 14.6 million (Sale of PSSL and PSSI in the SURF segment) after an EUR 8.0 million goodwill amortization. During the first quarter 2006, income from the sale of activities amounted to EUR 22.0 million (sale of GMF assets in the Offshore Facilities segment).

4) Results

Net financial charges were EUR 20.6 million including a EUR 8.2 million negative impact from IAS 21 / 32 / 39 on fair market value.

Income tax was EUR 26.8 million. The effective tax rate stood at 27.8% compared to 30.2% one year ago: as per application of IFRS 3, an exceptional goodwill reduction of EUR 2.5 million was accounted as a non-cash tax charge.

Tax on income from the PSSI & PSSL disposal amounted to EUR 7.2 million during first quarter 2007.

Net income was EUR 68.1 million, showing a 169.2% increase compared to the first quarter 2006 net income.

As per IFRS, the number of shares on a diluted basis used for the EPS calculation includes the weighted average number of existing shares during the period, plus the number of potential shares which could be issued by the exercise of outstanding stock-options according to IFRS 2 method (share purchase method) and the number of weighted attributed performance shares less treasury shares. For the first quarter 2007 this number of shares on a fully diluted basis stands at 104,954,825. Applying the same calculation method to the first quarter 2006, 110,849,785 shares are retained instead of the 113,848,166 shares actually computed for the EPS calculation one year ago. As of March 31, 2006 it also includes shares issued from the convertible bond conversion dated March 23rd, 2006.

Fully diluted EPS and E/ADS were EUR 0.65 (up 103.1%) and USD 0.87 (up 103.1%), compared to EUR 0.32 and USD 0.43, respectively, one year earlier according to this new dilution calculation.

First quarter 2007 net income reconciled to U.S. generally accepted accounting principles (U.S. GAAP) amounted to EUR 74.3 million.

5) Cash, Capex and Balance Sheet

During the first quarter 2007, the net cash position rose from EUR 1,540.3 million to EUR 1,611.5 million. This increase was primarily due to the change in working capital (EUR 53.9 million), cash generated from operations (EUR 80.8 million) and PSSL and PSSI disposal (EUR 66.3 million); share buy-backs amounted to EUR 86.1 million and capital expenditures to EUR 35.3 million.

On May 3rd, 2007, the Group paid the 2006 dividend for a total amount of EUR 274.7 million.

Shareholders’ equity at March 31st, 2007 was EUR 2,376.4 million, compared to EUR 2,401.3 million at December 31st, 2006.

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The information package on first quarter 2007 results includes this press release and the annexes which follow as well as the presentation published on the Group’s web site (www.technip.com).

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Cautionary note regarding forward-looking statements

This presentation contains both historical and forward-looking statements. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements, or statements of future expectations; within the meaning of Section 27A of the Securities Act of 1933 or Section 21E of the Securities Exchange Act of 1934, each as amended. These forward-looking statements are not based on historical facts, but rather reflect our current expectations concerning future results and events and generally may be identified by the use of forward-looking words such as “believe”, “aim”, “expect”, anticipate”, “intend”, “foresee”, “likely”, “should”, “planned”, “may”, “estimates”, “potential” or other similar words. Similarly, statements that describe our objectives, plans or goals are or may be forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied by these forward-looking statements. Risks that could cause actual results to differ materially from the results anticipated in the forward-looking statements include, among other things: our ability to successfully continue to originate and execute large integrated services contracts, and construction and project risks generally; the level of production-related capital expenditure in the oil and gas industry as well as other industries; currency fluctuations; interest rate fluctuations; raw material, especially steel, price fluctuations; the timing of development of energy resources; armed conflict or political instability in the Arabian-Persian Gulf, Africa or other regions; the strength of competition; control of costs and expenses; the reduced availability of government-sponsored export financing; loses in one or more of our large contracts; U.S. legislation relating to investments in Iran or elsewhere that we seek to do business; changes in tax legislation; intensified price pressure by our competitors; severe weather conditions; our ability to successfully keep pace with technology changes; our ability to attract and retain qualified personnel; the evolution, interpretation and uniform application and enforcement of International Financial Reporting Standards (IFRS), according to which we prepare our financial statements as of January 1, 2006; political and social stability in developing countries; competition; supply chain bottlenecks; the ability of our subcontractors to attract skilled labor; and our ability to manage and mitigate logistical challenges due to underdeveloped infrastructure in some countries where are performing projects.

Some of these risk factors are set forth and discussed in more detail in our Annual Report on Form 20-F as filed with the SEC on June 29, 2006, and as updated from time to time in our SEC filings. Should one of these known or unknown risks materialize, or should our underlying assumptions prove incorrect, our future results could be adversely affected, causing these results to differ materially from those expressed in our forward-looking statements. These factors are not necessarily all of the important factors that could cause our actual results to differ materially from those expressed in any of our forward-looking statements. Other unknown or unpredictable factors also could have material adverse effects on our future results. The forward-looking statements included in this release are made only as of the date of this release. We cannot assure you that projected results or events will be achieved. We do not intend, and do not assume any obligation to update any industry information or forward looking information set forth in this release to reflect subsequent events or circumstances. Except as otherwise indicated, the financial information contained in this document has been prepared in accordance with IFRS, and certain elements would differ materially upon reconciliation to U.S. GAAP.

With a workforce of 22,000 people, Technip ranks among the top five corporations in the field of oil, gas and petrochemical engineering, construction and services. Headquartered in Paris, the Group is listed in New York and Paris.
The Group’s main operations and engineering centers and business units are located in France, Italy, Germany, the UK, Norway, Finland, the Netherlands, the USA, Brazil, Abu-Dhabi, China, India, Malaysia and Australia.
In support of its activities, the Group manufactures flexible pipes and umbilicals, and builds offshore platforms in its manufacturing plants and fabrication yards in France, Brazil, the UK, the USA, Finland and Angola, and has a fleet of specialized vessels for pipeline installation and subsea construction.

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Investor and Analyst Relations

Xavier d’Ouince		Tel. +33 (0) 1 47 78 25 75
E-mail: xdouince@technip.com

Public Relations

Laurence Bricq		Tel. +33 (0) 1 47 78 26 37
E-mail: lbricq@technip.com

Group website		www.technip.com

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Technip’s shares trade on the following exchanges:

ANNEX I (a)
CONSOLIDATED STATEMENT OF INCOME
IFRS, Not audited

Euros in Millions	First Quarter

(except EPS, E/ADS and number of shares on a fully
diluted basis)	2007	2006

Revenues	1,774.7	1,574.4

Gross Margin	204.2	122.2

Research & Development Expenses	(8.5)	(6.7)
SG&A & Other Operating Income (Expense)	(87.8)	(83.5)

Operating Income from Recurring	107.9	32.0
Activities

Income from Sale of Activities	14.6	22.0

Operating Income	122.5	54.0

Financial Income (Charges)	(20.6)	(17.3)
Income of Equity Affiliates	1.4	0.4

Profit Before Tax	103.3	37.1

Income Tax	(26.8)	(11.1)
Tax on Income from Sale of Activities	(7.2)	-
Minority Interests	(1.2)	(0.7)

Net Income	68.1	25.3

Net Income	68.1	25.3
Restatement of the Split Accounting & the
post-tax Financial Charges on Convertible	-	10.0
Bonds

Restated Net Income	68.1	35.3

Average Number of Shares (1) during the
period on a diluted basis	104,954,825	110,849,785

EPS (€) on a Diluted Basis	0.65	0.32

E/ADS ($) on a Diluted Basis (2)	0.87	0.43

1)	The number of shares as of March 31st , 2006 and March 31st , 2007 on a diluted basis includes:
• the weighted average number of ordinary shares during the period excluding treasury shares
• the number of shares which could be issued by the exercise of outstanding stock-options according to the IFRS 2 method (share purchase method) and the number of the weighted attributed performance shares
As of March 31, 2006 it also includes shares issued from the convertible bond conversion dated March 23rd , 2006.

2)	Earnings per American Depositary Share (E/ADS) are in U.S. dollars and, for all periods, are calculated based upon diluted EPS in euros converted into US dollars using the Federal Reserve Bank of New York noon buying rate (USD/EUR) of 1.3374 as of March 31, 2007.

ANNEX I (b)
CONSOLIDATED BALANCE SHEET
IFRS, Not audited

	Mar. 31,	Dec 31,
Euros in Millions	2007	2006*

Fixed Assets	3,223.5	3,241.1
Deferred Taxes and Other Non-Current Assets	126.1	115.3

NON-CURRENT ASSETS	3,349.6	3,356.4

Construction Contracts	434.5	591.1
Inventories, Customer & Other Receivables	1,936.5	1,651.7
Cash & Cash Equivalents	2,481.3	2,402.8

CURRENT ASSETS	4,852.3	4,645.6

Assets Held for Sale	-	61.5

TOTAL ASSETS	8,201.9	8,063.5

Shareholders’ Equity (Parent Company)	2,376.4	2,401.3
Minority Interests	16.7	15.5

SHAREHOLDERS’ EQUITY	2,393.1	2,416.8

Non-Current Debts	666.5	676.6
Non-Current Provisions	125.1	124.1
Deferred Taxes and Other Non-Current Liabilities	144.4	161.6

NON-CURRENT LIABILITIES	936.0	962.3

Current Debts	203.3	185.9
Current Provisions	86.6	73.8
Construction Contracts	2,271.1	2,138.5
Accounts Payable & Other Advances Received	2,311.8	2,267.4

CURRENT LIABILITIES	4,872.8	4,665.6

Liabilities Directly Related to Assets for Sales	-	18.8

TOTAL SHAREHOLDERS’ EQUITY & LIABILITIES	8,201.9	8,063.5

Changes in Shareholders’ Equity (Parent Company)

Shareholders’ Equity at December 31, 2006		2,401.3
First quarter 2007 Net Income		68.1
Capital Increase		2.8
IAS 32 and 39 Impacts		3.4
Treasury Shares		(86.1)
Translation Adjustments and Other		(13.1)
Shareholders’ Equity at March 31, 2007		2,376.4

* Following the analysis supervised by Technip auditors and performed between the date of the FY 2006 results press release issuance and the 2006 “Document de Reference“ reporting, “construction contracts” has been modified, increasing the total amount of the balance sheet at December 31, 2006 by EUR 364.7 million with no impact on the statement of income and on the shareholders equity.

ANNEX I (c)
CONSOLIDATED STATEMENT OF CASH FLOWS
IFRS
Not audited

	First Quarter

Euros in Millions	2007		2006

Net Income	68.1		25.3
Depreciation of Property, Plant & Equipment	35.9		33.1
Split Accounting of Convertible Bonds	-		10.0
Stock Option and Performance Share Charge	1.2		0.4
Long-Term Provisions (Employee Benefits)	0.6		4.7
Reduction of Goodwill Related to Realized Income Tax	2.5		-
Loss Carry Forwards not previously Recognized
Deferred Income Tax	(12.5)		(7.7)
Capital (Gain) Loss on Asset / Activity Sales	(14.8)		(21.7)
Minority Interests and Other	(0.2)		0.3

Cash from Operations	80.8		44.4

Change in Working Capital	53.9		54.7

Net Cash Provided by (Used in) Operating Activities		134.7		99.1

Capital Expenditures	(35.3)		(32.1)
Cash Proceeds from Asset/ Activity Sales and Other	1.0		34.6
Change of Scope of Consolidation	66.3		-

Net Cash Provided by (Used in) Investment Activities		32.0		2.5

Increase (Decrease) in Debt	10.8		(24.5)
Capital Increase	2.8		-
Share Repurchases	(86.1)		-
Convertible Bond Softcall Adjustment	-		(66.8)

Net Cash Provided by (Used in) Financing Activities		(72.5)		(91.3)

Foreign Exchange Translation Adjustment		(15.7)		(22.3)

Net Increase (Decrease) in Cash and Equivalents		78.5		(12.0)

Cash and Equivalents at Period Beginning	2,402.8		2,187.8
Cash and Equivalents at Period End	2,481.3		2,175.8

		(78.5)		12.0

ANNEX I (d)
TREASURY AND CURRENCY RATES
IFRS
Not audited

Euros in Millions	Treasury and Financial Debt

	Mar. 31, 2007	Mar. 31, 2006*

Cash Equivalents	1,968.6	1,503.3

Cash	512.7	672.5

Cash & Cash Equivalents (A)	2,481.3	2,175.8

Current Debts	203.3	190.7

Non Current Debts	666.5	657.3

Gross Debt (B)	869.8	848.0

Net Financial Cash (Debt) (A - B)	1,611.5	1,327.8

* In the 2006 Document de Reference, fixed terms deposits (EUR 764.9 million) were reclassified from Cash to Cash equivalents.

Euro vs. Foreign Currency Conversion Rates

	Statement of Income			Balance Sheet at

				Mar. 31	Dec. 31	Mar. 31
	1Q 07	FY 06	1Q 06	2007	2006	2006

USD	1.31	1.26	1.20	1.33	1.32	1.21

GBP	0.67	0.68	0.69	0.68	0.67	0.70

ANNEX II (a)
REVENUES BY REGION
IFRS
Not audited

Euros in Millions	First Quarter

	2007	2006	Change

Europe, Russia, C. Asia	253.1	317.5	-20.3%

Africa	298.3	313.1	-4.7%

Middle East	690.3	445.6	54.9%

Asia Pacific	189.4	235.6	-19.6%

Americas	343.6	262.6	30.8%

TOTAL	1,774.7	1,574.4	12.7%

ANNEX II (b)
ADDITIONAL INFORMATION BY BUSINESS SEGMENT
IFRS
Not audited

Euros in Millions	1Q 07	1Q 06	Change

SURF

Revenues	576.3	493.4	16.8%

Gross Margin	108.1	77.6	39.3%

Operating Income from	66.2	40.0	65.5%
Recurring Activities

Depreciation	(30.2)	(26.3)	14.8%

OFFSHORE FACILITIES

Revenues	222.8	293.0	-24.0%

Gross Margin	25.4	5.0	408.0%

Operating Income from	11.7	(10.6)	nm
Recurring Activities

Depreciation	(2.3)	(2.3)	0.0%

ONSHORE-DOWNSTREAM

Revenues	924.9	739.1	25.1%

Gross Margin	59.0	32.6	81.0%

Operating Income	29.3	1.2	X 24

Depreciation	(2.3)	(2.4)	-4.2%

INDUSTRIES

Revenues	50.7	48.9	3.7%

Gross Margin	7.7	7.0	10.0%

Operating Income	2.6	2.5	4.0%

Depreciation	(0.1)	(0.3)	-66.7%

CORPORATE

Operating Income	(1.9)	(1.1)	nm

Depreciation	(1.0)	(1.8)	-44.4%

nm = not meaningful

ANNEX II (c)
ORDER INTAKE & BACKLOG
Not audited

Euros in Millions	Order Intake
	by Business Segment

	First Quarter

	2007	2006	Change

SURF	361.3	275.8	31.0%

Offshore Facilities	91.1	155.5	-41.4%

Onshore-Downstream	949.9	1354.7	-29.9%

Industries	79.0	38.7	104.1%

TOTAL	1,481.3	1,824.7	-18.8%

	Backlog
	by Business Segment at

	Mar. 31,	Dec. 31,
	2007	2006	Change

SURF	2,482.6	2,718.9	-8.7%

Offshore Facilities	623.7	741.6	-15.9%

Onshore-Downstream	6,579.8	6,650.4	-1.1%

Industries	192.4	161.9	18.8%

TOTAL	9,878.5	10,272.8	-3.8%

	Backlog by Region at

	Mar. 31,	Dec. 31,
	2007	2006	Change

Europe, Russia, C Asia	1,094.4	933.4	17.2%

Africa	1,084.3	1,338.4	-19.0%

Middle East	4,821.9	4,939.8	-2.4%

Asia Pacific	1,145.3	1,192.4	-4.0%

Americas	1,732.6	1,868.8	-7.3%

TOTAL	9,878.5	10,272.8	-3.8%

	March 31, 2007 Backlog Estimated Scheduling

	SURF	Offshore	Onshore-	Industries	Group
		Facilities	Downstream

2007	1,531	418	2,437	140	4,526

2008	848	206	2,764	37	3,855

2009 and Beyond	104	0	1,379	15	1,498

TOTAL	2,483	624	6,580	192	9,879

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TECHNIP
Dated: May 15, 2007
	By:	/s/ Olivier Dubois Olivier Dubois President, Finance and Control Chief Finance Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.